FOR IMMEDIATE RELEASE

GOLDEN GOLIATH Intercepts 7.22 metres of 225 grams/tonne

Silver and Initiates Mineral Inventory Estimation at Las Bolas

Vancouver, Canada, December 2, 2008 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce that due to continual success of the 2008 drill program, the Company is planning to initiate a preliminary mineral inventory estimation for Las Bolas, a precious metal target located within the district sized Uruachic Camp property in the Sierra Madre mountains of Chihuahua, Mexico.

Commenting on the news, Golden Goliath’s CEO Paul Sorbara stated: “We are very pleased with the results of many of our drill holes and underground sampling efforts for many of our project areas this year, especially Las Bolas, and this study is the logical next step in our mission to start quantifying what we have found in the context of measurable silver/gold values”.

The mineral inventory estimation will take place, upon review of the existing data, under the supervision of an independent qualified person and will be conducted pursuant to NI 43-101 standards.  The Company is of the belief that there are presently enough data points collected for the resource estimation study through the drilling and underground sampling programs completed to date.  At this time Golden Goliath’s technical team is preparing all the necessary data, level plan, cross sections and longitudinal sections for the study. The study will also greatly assist the Company in developing its 2009 drill program by defining target areas that can most easily add tonnage to the mineralization.

The Company is very encouraged with a neighboring property’s (52km south of Las Bolas) June 2008 mineral inventory study results of 88.7million oz silver equivalent in both measured and inferred categories (deposit average silver grade of 52 grams/tonne and gold grading of 0.45 grams/tonne).  The said deposit is structure-hosted and structures are distributed in an en-echelon fashion along 8km of strike length, resembling Golden Goliath’s Las Bolas en-echelon structure corridor.  The Las Bolas known structures are over 4,000m in strike length and the mineralized zones average roughly 300 grams/tonne of silver in these structures. The current estimated depth of the system is roughly 150m below surface and still open.  The Las Bolas northwesterly running structural corridor with structures running NE-SW is clearly open to the south for an additional 7km and further exploration is warranted.  Golden Goliath’s crew is preparing to wrap up the 2008 drill program and initiate a large-scale, detailed mapping and structural analysis program focusing on the Las Bolas corridor.

2008 Las Bolas Drilling

The Las Bolas Diamond 2008 drilling program consisted of 26 diamond drill holes (3,551m) .The Company has released drill hole assays up to BD-08-16 ( please refer to the previous news releases on the Company website http://www.goldengoliath.com.  The remaining drill hole assays are summarized in the table below.

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Drill Hole Number	From metres	To metres	Width metres(m)	Silver g/tonne	Gold g/tonne
BDD-08-18	105.46	106.64	1.18 m	32	--
BDD-08-20	0	7.22	7.22 m	224	0.1
BDD-08-20	28.23	29.82	1.19 m	92	0.22
BDD-08-20	17.24	17.67	0.43 m	84	0.56
BDD-08-21	49.58	49.8	0.22 m	74	0.48
BDD-08-23	41.58	45.45	3.87 m	--	0.27
BDD-08-24	32.9	34.45	6.24 m	100	0.1
Including
BDD-08-24	28	28.72	0.72 m	585	0.19
BDD-08-24	46.32	47.5	1.18 m	28	--

BDD-08-25	68.98	74.9	5.92 m	102	--
Or
BDD-08-25	68.98	76.7	7.72 m	81	--
Including
BDD-08-25	69.54	70.64	1.10 m	361	--

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San Timoteo

Golden Goliath drilled 34 drill holes totaling 8,588m targeting; San Timoteo, San Martin Tunnel, Sucursal and a Chargeability Anomaly (hence collectively called the San Timoteo Area).

The last phase of the San Timoteo Area 2008 drill program focused on the Sucursal structure extension where the first diamond drill hole, SU-08-01, intersected gold equivalent values of 5.93 grams/tonne over 4.6m (0.59 Au grams/tonne and 267 Ag grams/tonne) including a gold equivalent value of 14.56 grams/tonne over 1.05m (0.46 Au grams/tonne and 705 Ag grams/tonne). Gold equivalent values calculated using 50:1 silver to gold ratio. An offset drill hole to the west of SU-08-01 has intersected Ag 175 grams/tonne and 0.12 Au grams/tonne over 4.87m and an offset to the east has intersected 129 grams/tonne Ag and 0.17 Au grams/tonne over 2.55m.

Drill Hole	From (Metres)	To (Metres)	Width (Metres)	Gold g/tonne	Silver g/tonne	Pb%	Zn %
SU-08-01*	100.7	103.87	3.17	0.14	79	--	--
SU-08-01*	156.59	167.85	11.26	0.41	142	--	--
including
SU-08-01* 156.59 161.2 4.61 0.59 267 -- --
Including
SU-08-01*	156.59	157.67	1.08	0.46	705	--	--
SU-08-03*	176.4	179.5	3.1	0.12	--	--	--
SU-08-02	210	214.87	4.87	0.12	175	1.1	1.2
Including
SU-08-02	213.1	214.87	1.77	0.15	431	2.8	3.2
SU-08-06	217.75	220.3	2.55	0.17	129	0.7	0.3

*Holes previously released.

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The Sucursal structure is exposed on surface and is open at both depth and to the east with numerous tunnels and evidence of historic workings along strike, including the Las Animas mineralized structure which is located approx 780m to the west).

As pervioulsy stated, the Uruachi-district scale north-westerly trending structure corridor encompass Las Bolas in the middle of the corridor, Sucurusal, San Martin, Las Animas, Polo Norte towards the north, and Oteros to the south, totaling 11km of strike length.

The Company's efforts of success are enhanced as the result of a fortuitous slow down in the drilling program, freeing up resources for concentrating on the regional scale exploration program.

Apart from drilling, previously reported underground sampling within the San Martin tunnel in 2008 have returned excellent results to date, including: 20m grading 5.96 Au grams/tonne and 202 Ag grams/tonne; 10m grading 6.72 Au grams/tonne with 142 Ag grams/tonne; and 4.5m grading 1.01 Au grams/tonne and 1,545 Ag grams/tonne (gold equivalent value of 31.91 Au grams/tonne or 1+ oz gold per tonne).

Both Las Bolas and San Timoteo are priority target zones of the Company’s district sized Uruachic Camp property (a 15 km x 25 km region) which surrounds the historic mining village of Uruachic in the mineral rich Sierra Madre mountains of Chihuahua, Mexico.

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About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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